UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Seanergy Maritime Holdings Corp.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

Y73760400
(CUSIP Number)

Kleanthis Costa Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+30 210 8090429

with a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,096*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,096*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,096*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 20,611,924 Common Shares stated by the Issuer as being outstanding as at September 19, 2024, in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on September 30, 2024 (the “September 2024 6-K”).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,096*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,096*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,096*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 20,611,924 Common Shares stated by the Issuer as being outstanding as at September 19, 2024 in its September 2024 6-K.

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,096*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,096*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,096*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 20,611,924 Common Shares stated by the Issuer as being outstanding as at September 19, 2024 in its September 2024 6-K.

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on November 24, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on December 5, 2023, Amendment No. 2 to Schedule 13D on December 13, 2023, Amendment No. 3 to Schedule 13D on January 10, 2024, Amendment No. 4 to Schedule 13D on January 26, 2024, Amendment No. 5 to Schedule 13D on March 5, 2024, Amendment No. 6 to Schedule 13D on May 31, 2024 and Amendment No. 7 to Schedule 13D on June 3, 2024 (the “Initial 13D”, and the Initial 13D as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.0001 per share (the “Common Shares”), of Seanergy Maritime Holdings Corp., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraphs to the end thereof:

“Notwithstanding the ongoing litigation brought by Sphinx that seeks to, among other things, invalidate super-voting Series B Preferred Stock that Sphinx believes disenfranchises non-insider Issuer stockholders and was improperly issued to the Issuer’s Chief Executive Officer in an attempt to entrench the Issuer’s current Board members, the Issuer’s Board has announced its intention to hold the 2024 Annual Meeting on November 4, 2024, prior to the High Court of the Marshall Islands (the “High Court”) being in a position to render a judgment on the merits as to the validity (or lack thereof) of the Series B Preferred Stock, and less than two weeks after a scheduled hearing on a motion to dismiss the litigation.  In the view of the Reporting Persons, holding the 2024 Annual Meeting at such time under such circumstances renders it legally impossible for anyone other than the Issuer’s Board nominees to win the election and will suppress the turnout of the non-insider stockholders at the 2024 Annual Meeting.

As a result, on October 15, 2024, Sphinx filed a Memorandum of Law In Support of Motion for Temporary Restraining Order, Preliminary Injunction and Expedited Discovery (the “Motion”) against the current Board of the Issuer and the Issuer in the High Court. The Motion seeks, among other things, to (i) temporarily restrain the Issuer and its Board from conducting the 2024 Annual Meeting, or any vote of the Issuer’s stockholders, until 60 days following resolution of Sphinx’s motion for preliminary injunction; (ii) preliminarily enjoin and prohibit the Series B Preferred Stock from being entitled to vote at the 2024 Annual Meeting or any other vote of the Issuer’s stockholders; and (iii) for the High Court to grant targeted expedited discovery in aid of the Motion and set a briefing schedule on the Motion.

A copy of the Motion is furnished as Exhibit 99.5 to this Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5(a), (b) of the Initial 13D is hereby amended and restated as set forth below:

“(a), (b) The Reporting Persons each may be deemed to beneficially own all of the 1,859,096 Common Shares (the “Subject Shares”) reported herein, which represent approximately 9.0% of Issuer’s outstanding Common Shares, based on the 20,611,924 Common Shares stated by Issuer as being outstanding as of September 19, 2024 in the Issuer’s September 2024 6-K.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 24, 2023, by and among the Reporting Persons.*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Complaint, filed in the High Court of the Republic of the Marshall Islands on March 4, 2024*

Exhibit 99.4	Press Release, dated June 3, 2024*

Exhibit 99.5	Memorandum of Law in Support of Motion for Temporary Restraining Order, Preliminary Injunction and Expedited Discovery

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024	SPHINX INVESTMENT CORP.

	By:	Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: October 15, 2024	MARYPORT NAVIGATION CORP.

	By:	Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: October 15, 2024	GEORGE ECONOMOU

	By:	/s/ George Economou
George Economou